Exhibit 12

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)
					September 30,
					9 Months		12 Months
Earnings:	2010	2011	2012	2013	2013	2014	2014

Income from continuing operations
before tax and noncontrolling interest	$1,532	$ 1,745	$1,874	$ 1,279	$ 914	$ 1,466	$ 1,831
Less: Income from equity investees	-	-	-	-	-	-	-
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,532	1,745	1,874	1,279	914	1,466	1,831
Add:
Fixed charges (see below)	492	523	564	580	427	436	589
Amortization of capitalized interest	2	4	2	3	2	1	2
Distributed income of equity investees	-	-	-	-	-	-	-
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	-	-	-	-	-	-	-
Subtract:
Interest capitalized	(7)	(4)	(8)	(6)	(4)	(1)	(3)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	-	-	-	-	-	-	-
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	-	-	-	-	-	-	-

Earnings as adjusted	$2,019	$2,268	$2,432	$1,856	$1,339	$1,902	2,419

Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$429	$463	$499	$523	$384	$402	$541
Add: AFUDC	43	42	40	31	24	18	25
Interest expenses - net of capitalized interest	472	505	539	554	408	420	566
Interest capitalized (1)	7	4	8	6	4	1	3
Interest portion of rental expense (2)	13	14	17	20	15	15	20
Total fixed charges	$492	$523	$564	$580	$427	$436	$589

Ratio	4.10	4.34	4.31	3.20	3.14	4.36	4.11

(1)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of 15.8% owned partnership.

(2)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.